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                                                               Exhibit (a)(1)(K)

                                    MISYS PLC
                       SUNQUEST INFORMATION SYSTEMS, INC.

                                  NEWS RELEASE


Misys plc                                     Sunquest Information Systems, Inc.
Burleigh House                                4801 East Broadway Boulevard
Salford Priors                                Tucson, Arizona 85711-3609
Evesham, Worcestershire WR 11 5SH             Contact: Nina M. Dmetruk
England                                                Chief Financial Officer
Contact:  Kevin Lomax, Chairman               Phone:  412-784-9030
Phone:  011-44-138-687-1373


For Immediate Release                                              July 17, 2001


                FTC Grants Early Termination of Hart-Scott-Rodino
               Waiting Period with Respect to Proposed Acquisition of Sunquest Information Systems, Inc. by Misys plc

Tucson, Arizona, July 17, 2001--Sunquest Information Systems, Inc. (NASDAQ:
SUNQ) and Misys plc, a company publicly traded on the London Stock Exchange, jointly announced today that the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, effective July 12, 2001, with respect to the previously announced cash tender offer for all outstanding shares of common stock of Sunquest Information Systems, Inc. by Misys plc.

As was previously announced, Sunquest Information Systems, Inc. and Misys plc signed an Agreement for Tender Offer and Merger on June 24, 2001, pursuant to which Misys plc has agreed to acquire all of the outstanding shares of common stock of Sunquest Information Systems, Inc. at $24.00 a share, subject to the terms and conditions set forth in such agreement. Misys plc launched a tender offer for all of the outstanding shares of common stock of Sunquest Information Systems, Inc. on June 29, 2001.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 27, 2001, unless the offer is extended. The offer is made only pursuant to the Offer to Purchase and the related Letter of Transmittal.

About Misys plc

Misys plc is the UK's largest independent applications software products group. Its principal activities are the development and licensing of application software products to
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customers in well defined vertical markets within the Financial Services and
Healthcare sectors, together with transaction processing professional services and e-commerce activities. Misys employs nearly 6,000 professionals internationally.

About Sunquest Information Systems, Inc.

Sunquest Information Systems, Inc. is a market leader in clinical data management with more than 1,250 sites worldwide. Sunquest designs, develops, and supports a comprehensive suite of information products for hospitals, independent laboratories and healthcare networks to include laboratory, radiology, and pharmacy systems. Sunquest uses open systems that are scalable to any size hospital or healthcare network. Characterized by service excellence, Sunquest also develops Clinical Event Manager, a cross-platform communication system that issues clinical alerts via e-mail or pager. e-Suite, Inc., a wholly owned subsidiary of Sunquest, is an application service provider delivering clinical and financial information systems to laboratories over the Internet. Another wholly owned subsidiary, Diagnostix.com, Inc., will provide healthcare participants with secure, online access to essential patient-centric clinical information and analytical tools. Sunquest's consulting division, Balanced View Consulting, provides a wide array of management and technical tools, including lab redesign and optimization, outreach and lab network program development, and operational business and implementation plans in addition to HIPAA compliance assessment and implementation services.